UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

PIMCO Capital Solutions BDC Corp.

(Name of Issuer)

PIMCO Capital Solutions BDC Corp.

(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Ryan Leshaw

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, CA

(949) 720-6000

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Douglas P. Dick, Esq.

William Bielefeld, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006

(202) 261-3300

October 10, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on October 10, 2025 by PIMCO Capital Solutions BDC Corp. (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to the amount of shares of common stock, par value $0.001 (the “Shares”), that can be repurchased with approximately $30,000,000.00 at a price equal to the net asset value per Share as of September 30, 2025 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 4:00 p.m., Eastern Time, on November 14, 2025.

2.

2,883,318.56 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Shares of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1).

3.	The net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $25,000,000.00.

4.

The payment of the purchase price of the Shares tendered was made in the form of cash to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the Offer, the Fund paid on or about November 17, 2025 to the tendering Shareholders a total of $25,000,000.00, representing 100% of the net asset value of the total amount of the Shares tendered by Shareholders. The Shares were repurchased at a price of $8.67 per Share as of the Valuation Date.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter filed as Exhibit (a)(1)(iii) to the Statement (the “Transmittal Letter”) remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PIMCO CAPITAL SOLUTIONS BDC CORP.

By:	/s/ John W. Lane*
Name:	John W. Lane
Title:	President

*By:	/s/ William J. Bielefeld
Name:	William J. Bielefeld
Title:	As attorney-in-fact

Dated: November 18, 2025

*	Pursuant to power of attorney filed as an exhibit to the Company’s Form 10-K filed on March 24, 2023 and incorporated herein by reference.